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                                                               EXHIBIT 11(A)(8)
                     Copyright 1999 Business Wire, Inc.
                                  Business Wire

                            February 15, 1999, Monday

DISTRIBUTION: Business Editors

LENGTH: 544 words

HEADLINE: J. W. Childs to Acquire American Safety Razor Company

DATELINE:  STAUNTON, VA

BODY:
   Feb. 15, 1999--J. W. Childs Equity Partners II, L.P. and American Safety Razor Company (Nasdaq:RAZR) today announced that they have entered into a definitive merger agreement under which J. W. Childs will acquire American Safety Razor for $ 14 1/8 per share or approximately $ 173 million in cash.

    Pursuant to the Merger Agreement, a cash tender offer will be commenced by a wholly-owned subsidiary of J. W. Childs no later than February 22, 1999 to acquire all of the outstanding shares of common stock of American Safety Razor. On Friday, February 12, 1999, the last reported sales price of common stock of American Safety Razor was $ 9 7/8. The Board of Directors of American Safety Razor has unanimously approved the merger agreement. PaineWebber Incorporated has rendered a fairness opinion to the Board of Directors in connection with the transaction.

    The tender offer will be subject to the valid tender of shares representing a majority of the voting power (determined on a fully diluted basis) of American Safety Razor, the expiration of the waiting period under applicable antitrust and competition laws, and other customary conditions.

    The Jordan Company, certain of its affiliates, partners and officers, and members of American Safety Razor's senior management, collectively the holders of approximately 19% of the stock of American Safety Razor, have contractually agreed to support the transaction and tender the shares of American Safety Razor held by them in response to the tender offer.

    Funding for the tender offer and merger and the transactions contemplated thereby will be provided with approximately $ 245 million of debt commitments made by J. W. Childs, NationsBank, N.A. and Donaldson, Lufkin & Jenrette. J. W. Childs has also made an equity investment commitment of $ 90 million.

    American Safety Razor Company is the leading manufacturer of private-brand and value-priced shaving blades and razors in the United States. The Company's shaving blade and razor products are sold under retailers' private-brand names as well as American Safety Razor's own brands: Personna(R), Gem(R), Flicker(R), LegMate(R), Bump Fighter(R), Treet(R), GEM Blue Star(R), Pal(R), MBC(TM) and Burma Shave(TM). The Company also manufactures cotton swabs, cotton balls and puffs, and foot care items which are sold under retailers' private-brand names as well as its own value-priced brands, Megas(R), ACCO(R), and Crystal(R). The Company is also a leading manufacturer of premium and value-priced blades and bladed hand tools, sold primarily under the Personna(R), American Line(TM), and Ardell(TM) brand names, as well as bar soaps for the cosmetic/skin care,
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                        Business Wire, February 15, 1999

pharmaceutical, and department store markets. In addition to its consumer products, American Safety Razor manufactures and markets industrial and specialty and medical blades. J. W. Childs is a private investment firm based in Boston.





   CONTACT: American Safety Razor Company, Staunton
                        Thomas G. Kasvin, 540/248-9725